SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       CAPITAL ALLIANCE INCOME TRUST Ltd.,
                         A REAL ESTATE INVESTMENT TRUST
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 Par Value)
                          ----------------------------
                         (Title of Class of Securities)

                                    13971R306
                                -------------------
                               (Common CUSIP Number)

                               Richard J. Wrensen
                               Six Parkside Drive
                           Piedmont, California 94611
                                 (510) 384-1810
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, See the Notes).

                               (Page 1 of 3 Pages)

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 CUSIP No. 13971R306                   13D                   Page 2 of 3 Pages
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Item 2.   IDENTITY AND BACKGROUND.

     (b) The address of Richard J. Wrensen is Six Parkside Drive, Piedmont, California, 96111

Item 4.   PURPOSE OF TRANSACTION

     (d) On Tuesday March 21, 2006, Mr. Wrensen delivered a letter to Capital Alliance Income Trust's Chairman withdrawing the nominations of James
          L. Grainer, Alan R. Jones and Ace J. Blackburn, Jr., for election to the Issuer's Board of Directors. A copy of this letter is attached hereto as Exhibit A and is incorporated herein by reference.

     (i)  The Nominees are withdrawn.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH REPECT TO SECURITIES OF THE ISSUER

     Richard Wrensen has withdrawn the Nominees for election to the Issuer's Board of Directors.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

        Exhibit A.   Director Nomination Withdrawl Letter from Richard J.
        Wrensen to Thomas B. Swartz, Chairman, Capital Alliance Income Trust dated March 20, 2006.


                              SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 4, 2006

                                           By: /s/ Richard J. Wrensen
                                           --------------------------
                                               Richard J. Wrensen

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CUSIP No. 13971R306               13D                       Page 3 of 3 Pages
-----------------------                                   ----------------------



                                    EXHIBIT A

                               Richard J. Wrensen
                               Six Parkside Drive
                               Piedmont, CA. 94611


March 20, 2006


Mr. Thomas B. Swartz
Chairman
Capital Alliance Income Trust
100 Pine Street - Suite 2450
San Francisco, California  94111

Re:  Amended 13-D Filing

Dear Tom,

Effective immediately, I withdraw the nominations of James l. Grainer, Alan R. Jones and Ace J. Blackburn as nominees to the Capital Alliance Income Trust Board of Directors. An amended 13-D is being prepared. I expect the filing to be completed no later than March 24th.

Respectfully,



/s/ Richard J. Wrensen
----------------------
Richard J. Wrensen





Cc: CAIT Board of Directors